UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB/A

AMENDMENT NO. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

ProSiebenSat.1 Media SE

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

MFE – MediaForEurope N.V.

(Name of Person(s) Furnishing Form)

Registered Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Fedele Confalonieri, Chairman

Viale Europa 46

Cologno Monzese

20093 Milan

+39 02 2514 9588

with a copy to:

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Description

(a)	Exhibit 99.2	Press Release, MFE launches voluntary public takeover offer to increase its ownership in ProSieben, dated March 26, 2025 (English translation)

	Exhibit 99.3	Press Release, Minimum price in MFE's voluntary public takeover offer to the shareholders of ProSieben, dated April 2, 2025 (English translation)

(b)	Not applicable.

Item 2. Informational Legends

The required legends have been included in the documents filed as exhibits hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

MFE – MediaForEurope N.V. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on a Form F-X on March 31, 2025.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFE – MediaForEurope N.V.

Date: 3 April 2025	By:	/s/ Marco Giordani
Name: Marco Giordani
Title: Chief Financial Officer